SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:    Press Release

TURKCELL ANNOUNCED THAT SONERA HOLDING B.V. FILED A CASE

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Upon the request letter received on June 22, 2005 by Turkcell and the same dated declaration sent to Istanbul Stock Exchange by one of our shareholders Cukurova A.S. Holding, The Board of Directors has decided to allow Alfa Telecom Turkey Limited to conduct a due diligence in Turkcell Iletisim Hizmetleri A.S. and entitle the management of Turkcell Iletisim Hizmetleri A.S. on June 23, 2005. In this respect, Alfa Telecom Limited Turkey started the financial and legal due diligence transactions on June 28, 2005 and relevant due diligence was completed on July 8, 2005.

According to the complaint dated July 5, 2005 and its attachment court record which’s notification was received by us on July 29, 2005, Sonera Holding B.V. filed a suit with the interim injunction demand against Turkcell in Beyoglu 2nd Commercial Court of First Instance for the purpose of the determining the invalidity of the Board resolution dated June 23, 2005 which its contents mentioned above. The Beyoglu 2nd Commercial Court of First Instance resolved to reject the interim injunction demand with decision dated July 04, 2005 and this suit is pending.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ilter Terzioglu Regulation and Risk Management 29.07.2004, 16:30	Koray Ozturkler Investor Relations 29.07.2004, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 29, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer